MENKE CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

AUGUST 31, 2022

PUBLIC DOCUMENT

This report is filed in accordance with Rule 17A-5(e) (3) under
the Securities Exchange Act of 1934 as a public document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-70357

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __09/01/2021__ AND ENDING __08/31/2022__
                                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Menke Capital Corporation__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Kaiser Plaza, Suite 505
_____
(No. and Street)

Oakland   CA   94612
_____
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tad Bull   917.923.9649   tad.bull@rubiconconsultinggroup.com
_____
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Spicer Jeffries LLP
_____
(Name – if individual, state last, first, and middle name)

4601 DTC Boulevard, Suite 700 Denver   CO   80237
_____
(Address)   (City)   (State)   (Zip Code)

10-20-2003   349
_____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Trevor Gilmore, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Menke Capital Corporation, as of August 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Chief Financial Officer

SEE ATTACHED JURAT

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me on this 3rd day of October, 20 22 by Trevor Gilmore,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



Signature (Seal)



PHILLIP PALAZUELOS
COMM...2341868
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Term Exp. Jan. 17, 2025
BCT3

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Oath + Affirmation
(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages 1 Document Date —

Additional information

INSTRUCTIONS

The wording of all Jurats completed in California after January 1, 2015 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one with does contain the proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

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SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Menke Capital Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Menke Capital Corporation (the "Company") as of August 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

Denver, Colorado
September 22, 2022

We have served as the Company's auditor since 2020.



Menke Capital Corporation
STATEMENT OF FINANCIAL CONDITION
August 31, 2022

CURRENT ASSETS

Cash	$	24,847
Due from Related Party		3,000
Prepaid Expenses and Other Assets		878
TOTAL ASSETS	$	28,725

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts Payable and Accrued Expenses	$	-
TOTAL LIABILTITIES	$	-
Commitment & Contingencies		
Shareholder :		
Common Stock - no par value: 100,000 shares authorized, 0 shares issued and outstanding		-
Additional Paid-in Capital		193,087
Retained Earnings (Deficit)		(164,362)
Total Shareholder's Equity		28,725
TOTAL LIABILITIES & SHAREHOLDER'S EQUITY	$	28,725

See accompanying notes to statement of financial condition.

1.   <u>Organization and Summary of Significant Accounting Policies</u>

<u>Description of Business</u>

Menke Capital Corporation (the "Company") was incorporated on April 2, 2018 in the State of California. In September 2019, the Company registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker-dealer pursuant to Section 15 (b) of the Securities Exchange Act of 1934. In May 2020, the Company became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is subject to various governmental rules and regulations including the Net Capital Rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of The Menke Group, Inc. (the "Parent"). The Company's primary business consists of providing investment banking and buy and sell side M&A services related to the structuring and financing of ESOP buyout transactions.

<u>Cash</u>

Cash consists of cash in deposit accounts that the Company maintains at one institution, which at times may exceed federally insured limits. Accounts at the institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company has not experienced any losses in such accounts. At August 31, 2022, the Company's cash balance did not exceed the FDIC insured limit.

<u>Basis of Presentation</u>

The financial statements of the company have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP").

<u>Revenue from Contracts with Customers</u>

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). The new accounting standard, along with its related amendments, replaces the current rules-based GAAP governing revenue recognition with a principles-based approach.

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized when it is

1.   <u>Organization and Summary of Significant Accounting Policies</u> (continued)

determined the customer obtains control over the promised service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised services (i.e. the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive values of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

During the year, the Company did not generate any revenue and did not have any contracts with customers.

<u>Contract Balances</u>

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met.

<u>Contract Costs</u>

Direct incremental costs to obtain a contract or fulfill a contract are evaluated under the criteria for capitalization on a contract by contract basis. There were no capitalized contract costs at August 31, 2022.

<u>Use of Estimates</u>

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Accordingly, actual amounts may differ from estimated amounts.

<u>Income Taxes</u>

The Company is included with its Parent in a consolidated return for federal tax purposes, and combined tax returns for state and local purposes. The Company has adopted ASU 2019-12, Income Taxes (Topic 740) and as a result does not allocate the consolidated amount of current and deferred tax expenses to the Company.

2.   Related Party Transactions

The Company is party to an expense sharing agreement with the Parent under which the Company is responsible for a portion of indirect costs incurred in the provision of support services. The Company pays the Parent $500 per month for rent and $250 for technology related expenses.

Due from Related Party represents expense paid by the Company on behalf of the Parent outstanding at August 31, 2022.

3.   Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown. The Company has no current claims or losses pursuant such contracts.

4.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2022, the Company had net capital of $24,847, which was $19,847 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.00 to 1.

5.   Litigation

In the normal course of business, the Company may be a party to litigation and regulatory matters. As of August 31, 2022, the Company was not involved in any litigation.

6.   Operating Losses and Capital Contributions

The Company has generated no revenues and has recurring losses from operations. The Parent contributes capital, as necessary, so that the Company can meet its financial obligations. The Parent has currently evaluated the Company's ability to meet its obligations and has assessed that the Company will have sufficient cash to meet its obligations over the next year.

7.   Subsequent Events

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.